                                                                    EXHIBIT 12.2

                          ARCHSTONE COMMUNITIES TRUST
           COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                         AND PREFERRED SHARE DIVIDENDS

                         (Dollar amounts in thousands)

                                  (Unaudited)


                                                     Three Months Ended
                                                          March 31,                    Twelve Months Ended December 31,
                                                    --------------------   --------------------------------------------------------
                                                      1999      1998          1998       1997/(1)/    1996        1995       1994
                                                    ---------  ---------   -----------  ----------  ---------   ---------  --------
Earnings from operations........................     $39,330     $29,299     $133,926   $24,686     $ 94,089     $ 81,696   $46,719
Add:
  Interest expense..............................      27,018      15,623       83,350    61,153       35,288       19,584    19,442
                                                    --------  ----------    ---------  --------     ---------    --------  --------
Earnings as adjusted............................     $66,348     $44,922     $217,276   $85,839     $129,377     $101,280   $66,161
                                                    ========  ==========    =========  ========     =========    ========  ========
Combined fixed charges and Preferred Share
dividends:
  Interest expense..............................     $27,018     $15,623     $ 83,350   $61,153     $ 35,288     $ 19,584   $19,442
  Capitalized interest..........................       8,838       5,214       29,942    17,606       16,941       11,741     6,029
                                                    --------  ----------    ---------  --------    ---------     --------  --------
     Total fixed charges........................     $35,856     $20,837     $113,292   $78,759     $ 52,229     $ 31,325   $25,471
                                                    ========  ==========    =========  ========    =========     ========  ========
  Preferred Share dividends.....................       5,691       4,712       20,938    19,384       24,167       21,823    16,100
                                                    --------  ----------    ---------  --------    ---------     --------  --------
Combined fixed charges and Preferred Share
 dividends......................................     $41,547     $25,549     $134,230   $98,143     $ 76,396     $ 53,148   $41,571
                                                    ========  ==========    =========  ========    =========     ========  ========
Ratio of earnings to combined charges and
 Preferred Share dividends......................         1.6         1.8          1.6       0.9          1.7          1.9       1.6
                                                    ========  ==========    =========  ========    =========     ========  ========

(1) Earnings from operations for 1997 includes a one-time, non-cash charge of $71.7 million associated with costs incurred in acquiring the management companies from an affiliate. Accordingly, earnings from operations were insufficient to cover combined fixed charges and Preferred Share dividends by $12.3 million. Excluding this charge, the ratio of earnings to combined fixed charges and Preferred Share dividends for the year ended December 31, 1997 would be 1.6.